                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                             Rural/Metro Corporation
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    781748108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 24, 2006
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 44 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 2 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  519,155
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              519,155
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    519,155
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 3 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  525,215
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              525,215
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    525,215
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 4 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND II, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  279,571
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              279,571
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    279,571
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 5 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLAND
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  304,774
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              304,774
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    304,774
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 6 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND II (QP), LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  150,950
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              150,950
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    150,950
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 7 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CANDENS CAPITAL, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  949,676
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              949,676
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    949,676
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 8 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  829,989
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              829,989
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    829,989
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 9 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GABE HOFFMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,779,665
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,779,665
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,779,665
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 10 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NICOLE VIGLUCCI
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 11 of 44 Pages
----------------------                                    ----------------------

     The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.   SECURITY AND ISSUER.

          This statement  relates to shares of the Common Stock, par value $0.01
(the "Shares"),  of Rural/Metro  Corporation (the "Issuer").  The address of the principal  executive  offices  of the  Issuer  is  9221  East  Via  De  Ventura,
Scottsdale, Arizona 85258.

Item 2.   IDENTITY AND BACKGROUND.

          (a) This  statement is jointly filed by Accipiter  Life Sciences Fund,
LP, a Delaware limited  partnership  ("ALS Fund"),  Accipiter Life Sciences Fund
(Offshore), Ltd., a Cayman Islands company ("ALS Fund Offshore"), Accipiter Life
Sciences Fund II, LP, a Delaware limited partnership ("ALS Fund II"),  Accipiter
Life Sciences Fund II (Offshore),  Ltd., a Cayman Islands  company ("ALS Fund II
Offshore"),  Accipiter  Life  Sciences  Fund II  (QP),  LP, a  Delaware  limited partnership  ("ALS Fund II QP") (together with ALS Fund, ALS Fund Offshore,  ALS
Fund  II,  ALS Fund II  Offshore,  ALS Fund II QP,  the  "Accipiter  Entities"),
Accipiter  Capital  Management,   LLC,  a  Delaware  limited  liability  company
("Accipiter  Management"),  Candens Capital,  LLC, a Delaware limited  liability company  ("Candens  Capital"),  Gabe  Hoffman and Nicole  Viglucci.  Each of the
foregoing  is  referred  to as a  "Reporting  Person"  and  collectively  as the
"Reporting  Persons."  Each of the  Reporting  Persons is party to that  certain
Joint  Filing  and  Solicitation  Agreement  as  further  described  in  Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

          Candens  Capital is the general  partner of each of ALS Fund, ALS Fund
II and ALS Fund II QP. Accipiter Management is the investment adviser of each of
ALS Fund Offshore and ALS Fund II Offshore.  Gabe Hoffman is the managing member of each of Candens Capital and Accipiter Management.  By virtue of his positions with Candens Capital and Accipiter Management, Mr. Hoffman has the power to vote and dispose of the Issuer's Shares owned by the Accipiter Entities.

          (b) The principal  business  address of each of ALS Fund, ALS Fund II,
ALS Fund II QP,  Candens  Capital,  Accipiter  Management,  Mr.  Hoffman and Ms.
Viglucci is 399 Park Avenue, 38th Floor, New York, New York 10022. The principal business  address of ALS Fund  Offshore  and ALS Fund II  Offshore  is c/o Ogier
Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O.
Box 1234, George Town, Grand Cayman, Cayman Islands.

          (c)  The  principal  business  of each of the  Accipiter  Entities  is investing in securities.  The principal business of Candens Capital is acting as the  general  partner  of each of ALS Fund,  ALS Fund II and ALS Fund II QP. The principal  business of Accipiter  Management is acting as the investment adviser of ALS Fund Offshore and ALS Fund II Offshore.  The principal  occupation of Mr.
Hoffman  is acting  as  managing  member of  Accipiter  Management  and  Candens
Capital.  The  principal  occupation  of Ms.  Viglucci is acting as a healthcare analyst at Accipiter Management.

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 12 of 44 Pages
----------------------                                    ----------------------

          (d) No  Reporting  Person  has,  during  the  last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

          (e) No Reporting Person has, during the last five years, been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of Mr.  Hoffman  and Ms.  Viglucci is a citizen of the United
States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate  purchase  price of the 519,155 Shares owned by ALS Fund is $4,198,919,  including  brokerage  commissions.  The Shares owned by ALS Fund were acquired with partnership funds.

          The  aggregate  purchase  price of the Shares  owned by ALS Fund II is
$2,352,130 including brokerage commissions. The Shares owned by ALS Fund II were acquired with partnership funds.

          The aggregate  purchase  price of the 150,950 Shares owned by ALS Fund
II QP is $1,183,057,  including brokerage  commissions.  The Shares owned by ALS
Fund II QP were acquired with partnership funds.

          The aggregate  purchase  price of the 525,215 Shares owned by ALS Fund
Offshore is $4,255,812, including brokerage commissions. The Shares owned by ALS
Fund Offshore were acquired using its working capital.

          The aggregate  purchase  price of the 304,774 Shares owned by ALS Fund
II Offshore is $2,390,207,  including brokerage commissions. The Shares owned by
ALS Fund II Offshore were acquired using its working capital.

Item 4.   PURPOSE OF TRANSACTION.

          The  Reporting  Persons  purchased  the Shares based on the  Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

          On  August  31,  2006,  ALS  Fund  delivered  a letter  to the  Issuer nominating  Gabe  Hoffman and Nicole  Viglucci  (the  "Nominees"),  as set forth therein,  for election as  directors  of the Issuer at the Issuer's  2006 annual

---------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 13 of 44 Pages
----------------------                                    ----------------------

meeting  of  shareholders,  or any other  meeting of  shareholders  held in lieu thereof,  and any  adjournments,  postponements,  reschedulings or continuations thereof  (the  "Annual  Meeting").  A copy of this letter is attached  hereto as
Exhibit 2 and is incorporated herein by reference.

          No  Reporting  Person has any  present  plan or  proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their  investment  in the Issuer on a  continuing  basis and engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry  conditions,  the Reporting
Persons may in the future take such actions with respect to their  investment in the  Issuer as they  deem  appropriate  including,  without  limitation,  making proposals  to the Issuer  concerning  changes to the  capitalization,  ownership structure or operations of the Issuer,  purchasing  additional  Shares,  selling some or all of their  Shares,  engaging  in short  selling of or any  hedging or similar  transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  24,446,181  Shares  outstanding,  which is the total number  of Shares  outstanding  as of May 2, 2006 as  reported  in the  Issuer's
Quarterly  Report  on Form  10-Q as  filed  with  the  Securities  and  Exchange
Commission on May 10, 2006.

     As of the close of business on August 31, 2006,  ALS Fund,  ALS Fund II and
ALS Fund II QP  beneficially  owned 519,155  Shares,  279,571 Shares and 150,950
Shares,  respectively,  constituting  approximately  2.1%,  1.1% and 0.6% of the
Shares  outstanding,  respectively.  As the general partner of each of ALS Fund,
ALS Fund II and ALS Fund II QP,  Candens  Capital may be deemed to  beneficially own the 949,676 Shares  collectively owned by ALS Fund, ALS Fund II and ALS Fund
II QP, constituting approximately 3.9% of the Shares outstanding.

     As of the close of business on August 31, 2006,  ALS Fund  Offshore and ALS
Fund  II  Offshore   beneficially  owned  525,215  Shares  and  304,774  Shares,
respectively,   constituting   approximately   2.1%  and  1.2%  of  the   Shares
outstanding,  respectively.  As the  investment  manager  of  each  of ALS  Fund
Offshore  and ALS  Fund II  Offshore,  Accipiter  Management  may be  deemed  to beneficially own the 829,989 Shares  collectively owned by ALS Fund Offshore and
ALS Fund II Offshore, constituting approximately 3.4% of the Shares outstanding.

     As the managing member of each of Accipiter Management and Candens Capital,
Mr.  Hoffman may be deemed to  beneficially  own 1,779,665  Shares  collectively owned by the Accipiter Entities,  constituting  approximately 7.3% of the Shares outstanding.  Mr. Hoffman has sole voting and dispositive  power with respect to the 1,779,665 Shares owned by the Accipiter  Entities by virtue of his authority to vote and dispose of such Shares.

     Ms. Viglucci currently does not beneficially own any Shares.

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 14 of 44 Pages
----------------------                                    ----------------------

          (b) By virtue of his positions with  Accipiter  Management and Candens
Capital,  Mr.  Hoffman  has the sole  power to vote and  dispose  of the  Shares reported in this Schedule 13D.

          (c) Schedule A annexed hereto lists all  transactions by the Reporting
Persons in the Issuer's  securities  effected during the past sixty days. All of such transactions were effected in the open market.

          (d) No person  other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

          (e) Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          On August 30, 2006,  Accipiter Life Sciences Fund, LP,  Accipiter Life
Sciences Fund (Offshore),  Ltd.,  Accipiter Life Sciences Fund II, LP, Accipiter
Life Sciences Fund II  (Offshore),  Ltd.,  Accipiter Life Sciences Fund II (QP),
LP, Accipiter Capital  Management,  LLC, Candens Capital,  LLC, Gabe Hoffman and
Nicole  Viglucci  (collectively,  the  "Group")  entered into a Joint Filing and
Solicitation  Agreement in which,  among other things, (a) the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the  securities  of the  Issuer,  (b) the  parties  agreed to solicit proxies  or  written  consents  for the  election  of Gabe  Hoffman  and  Nicole
Viglucci,  or any other person(s)  nominated by Accipiter Life Sciences,  LP, to the Issuer's Board of Directors at the Annual Meeting (the "Solicitation"),  and
(c)  Accipiter  Life  Sciences,  LP  agreed  to bear all  expenses  incurred  in connection with the Group's activities,  including approved expenses incurred by any of the  parties  in  connection  with the  Solicitation,  subject to certain limitations

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.   Joint Filing Agreement by and among Accipiter Life Sciences Fund,
               LP,  Accipiter Life Sciences Fund II, LP, Accipiter Life Sciences
               Fund II (QP), LP, Accipiter Life Sciences Fund (Offshore),  Ltd.,
               Accipiter  Life  Sciences  Fund II  (Offshore),  Ltd.,  Accipiter
               Capital Management,  LLC, Candens Capital,  LLC, Gabe Hoffman and
               Nicole Viglucci, dated August 30, 2006.

          2.   Director  Nomination Letter from Accipiter Life Sciences Fund, LP to Rural/Metro Corporation, dated August 30, 2006.

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 15 of 44 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 1, 2006             ACCIPITER LIFE SCIENCES FUND, LP

                                       By:    Candens Capital, LLC
                                              its general partner

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       ACCIPITER LIFE SCIENCES FUND II, LP

                                       By:    Candens Capital, LLC
                                              its general partner

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       ACCIPITER LIFE SCIENCES FUND II (QP),
                                       LP

                                       By:    Candens Capital, LLC
                                              its general partner

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       ACCIPITER LIFE SCIENCES FUND
                                       (OFFSHORE), LTD.

                                       By:    Accipiter Capital Management, LLC
                                              its investment manager

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       ACCIPITER LIFE SCIENCES FUND II
                                       (OFFSHORE), LTD.

                                       By:    Accipiter Capital Management, LLC
                                              its investment manager

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 16 of 44 Pages
----------------------                                    ----------------------

                                       ACCIPITER CAPITAL MANAGEMENT, LLC

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       CANDENS CAPITAL, LLC

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       /s/ Gabe Hoffman
                                       --------------------------------------
                                       GABE HOFFMAN

                                       /s/ Nicole Viglucci
                                       --------------------------------------
                                       NICOLE VIGLUCCI

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 17 of 44 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                    Page
-------                                                                    ----

1.   Joint Filing  Agreement by and among Accipiter Life Sciences          21-24
     Fund,  LP,  Accipiter  Life Sciences Fund II, LP,  Accipiter
     Life Sciences Fund II (QP), LP, Accipiter Life Sciences Fund
     (Offshore),   Ltd.,   Accipiter   Life   Sciences   Fund  II
     (Offshore), Ltd., Accipiter Capital Management, LLC, Candens
     Capital, LLC, Gabe Hoffman and Nicole Viglucci, dated August
     30, 2006.

2.   Director  Nomination  Letter from  Accipiter  Life  Sciences          25-44
     Fund, LP to Rural/Metro Corporation, dated August 30, 2006

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 18 of 44 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

                      TRANSACTIONS IN SHARES OF THE ISSUER
                           DURING THE PAST SIXTY DAYS

              ALL PURCHASES AND SALES WERE MADE IN THE OPEN MARKET.

     Class               Quantity            Price Per          Date of
  of Security        Purchased/(Sold)         Unit ($)        Purchase/Sale
  -----------        ----------------         --------        -------------

  I. ACCIPITER LIFE SCIENCES FUND, LP
--------------------------------------------------------------------------------
  Common Stock               144               7.2000             8/18/06
  Common Stock             5,667               7.3202             8/18/06
  Common Stock               946               7.2700             8/18/06
  Common Stock             4,810               7.2682             8/18/06
  Common Stock               347               7.1117             8/21/06
  Common Stock             7,341               7.2273             8/21/06
  Common Stock             3,689               7.2030             8/21/06
  Common Stock             5,080               7.3100             8/22/06
  Common Stock             2,475               7.3095             8/22/06
  Common Stock               242               7.3000             8/22/06
  Common Stock             1,427               7.3327             8/22/06
  Common Stock             9,942               7.3496             8/23/06
  Common Stock             1,039               7.2973             8/23/06
  Common Stock            41,585               7.6086             8/24/06
  Common Stock               588               7.5061             8/24/06
  Common Stock               827               7.4561             8/24/06

  II. AFFILIATES OF ACCIPITER LIFE SCIENCES FUND, LP

  ACCIPITER LIFE SCIENCES FUND II, LP
  Common Stock            12,309               7.5286             8/24/06
  Common Stock               527               7.4661             8/24/06
  Common Stock               245               7.3761             8/24/06

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 19 of 44 Pages
----------------------                                    ----------------------

     Class               Quantity            Price Per          Date of
  of Security        Purchased/(Sold)         Unit ($)        Purchase/Sale
  -----------        ----------------         --------        -------------

  ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
  Common Stock               146               7.1800             8/18/06
  Common Stock             5,733               7.2264             8/18/06
  Common Stock               954               7.1900             8/18/06
  Common Stock             4,866               7.1882             8/18/06
  Common Stock               352               7.0917             8/21/06
  Common Stock             6,819               7.1473             8/21/06
  Common Stock             3,731               7.1230             8/21/06
  Common Stock             5,140               7.2300             8/22/06
  Common Stock             2,623               7.2295             8/22/06
  Common Stock               256               7.2800             8/22/06
  Common Stock             1,573               7.2527             8/22/06
  Common Stock            10,058               7.2696             8/23/06
  Common Stock             1,052               7.2773             8/23/06
  Common Stock            41,952               7.5286             8/24/06
  Common Stock               595               7.4661             8/24/06
  Common Stock               835               7.3761             8/24/06

  ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
  Common Stock            13,106               7.6086             8/24/06
  Common Stock               576               7.5061             8/24/06
  Common Stock               261               7.4561             8/24/06

  ACCIPITER LIFE SCIENCES FUND II (QP), LP
  Common Stock             6,656               7.5286             8/24/06
  Common Stock               285               7.4661             8/24/06
  Common Stock               132               7.3761             8/24/06

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 20 of 44 Pages
----------------------                                    ----------------------

                        ACCIPITER CAPITAL MANAGEMENT, LLC

                                      NONE

                              CANDENS CAPITAL, LLC

                                      NONE

III.  NOMINEES

                                  GABE HOFFMAN

                                      NONE

                                 NICOLE VIGLUCCI

                                      NONE

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 21 of 44 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

     WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Rural/Metro Corporation, a Delaware corporation ("Rural");

     WHEREAS,  Accipiter Life Sciences Fund, LP, a Delaware limited  partnership
("Accipiter  Life  Sciences"),  Accipiter  Life Sciences Fund II, LP, a Delaware
limited partnership ("ALSF II"), Accipiter Life Sciences Fund (Offshore),  Ltd.,
a Cayman  Islands  company  ("ALSF  Offshore"),  Accipiter Life Sciences Fund II
(Offshore), Ltd., a Cayman Islands company ("ALSF II Offshore"),  Accipiter Life
Sciences  Fund II (QP),  LP, a  Delaware  limited  partnership  ("ALSF  II QP"),
Accipiter  Capital  Management,   LLC,  a  Delaware  limited  liability  company
("Management"),  Candens  Capital,  LLC, a Delaware  limited  liability  company
("Candens"),  Gabe  Hoffman  and  Nicole  Viglucci  wish to form a group for the purpose of seeking representation on the Board of Directors of Rural;

     WHEREAS,  Accipiter  Life  Sciences  intends to nominate  Gabe  Hoffman and
Nicole  Viglucci as nominees to be elected to the Board of Directors of Rural at the 2006  annual  meeting  of  stockholders  of Rural,  or any other  meeting of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting").

     NOW, IT IS AGREED, this 30th day of August 2006 by the parties hereto:

          1.   In accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
Exchange Act of 1934, as amended,  each of the  undersigned  (collectively,  the
"Group")  agrees to the joint filing on behalf of each of them of  statements on
Schedule 13D with respect to the  securities of Rural.  Each member of the Group shall be responsible for the accuracy and completeness of his/her own disclosure therein.

          2.   So long as this agreement is in effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their  purchases or sales of  securities  of Rural;  or
(ii) any  securities  of Rural over which they acquire or dispose of  beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

          3.   Each of the  undersigned  agrees to  solicit  proxies  or written consents  for the  election of Gabe  Hoffman and Nicole  Viglucci,  or any other person(s)  nominated by Accipiter  Life  Sciences,  to the Board of Directors of
Rural at the Annual Meeting.

          4.   Accipiter Life Sciences  agrees to bear all expenses  incurred in connection with the Group's  activities,  including  expenses incurred by any of the parties in a solicitation  of proxies or written  consents by the members of the Group in connection with the Annual Meeting.  Notwithstanding the foregoing,
Accipiter  Life  Sciences  shall not be required to reimburse  any party for (i)
out-of-pocket  expenses  incurred by a party in the  aggregate in excess of $250 without Accipiter Life Sciences' prior written  approval;  (ii) the value of the time of any party;  (iii) legal fees incurred  without  Accipiter Life Sciences'
prior  written  approval;  or (iv) the costs of any counsel,  other than Olshan, employed  in  connection  with any  pending  or  threatened  litigation  without
Accipiter Life Sciences' prior written approval.

          5.   The  relationship  of the  parties  hereto  shall be  limited  to carrying  on the  business  of the  Group in  accordance  with the terms of this

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 22 of 44 Pages
----------------------                                    ----------------------

Agreement.  Such  relationship  shall be construed and deemed to be for the sole and limited  purpose of carrying on such business as described  herein.  Nothing herein  shall be  construed  to  authorize  any party to act as an agent for any other party,  or to create a joint venture or  partnership,  or to constitute an indemnification.  Nothing herein shall restrict any party's right to purchase or sell  securities  of  Rural,  as  he/she  deems  appropriate,  in  his/her  sole discretion,  provided  that  all such  sales  are  made in  compliance  with all applicable securities laws.

          6.   This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute but one and the same  instrument,  which may be  sufficiently  evidenced  by one counterpart.

          7.   In the event of any dispute arising out of the provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

          8.   Any party hereto may terminate his or her obligations  under this agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

          9.   Each party acknowledges that Olshan shall act as counsel for both the Group and Accipiter Life Sciences.

                            [Signature page follows]

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 23 of 44 Pages
----------------------                                    ----------------------

         IN WITNESS  WHEREOF,  the parties  hereto  caused this  Agreement to be executed as of the day and year first above written.

                                       ACCIPITER LIFE SCIENCES FUND, LP

                                       By:    Candens Capital, LLC
                                              its general partner

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       ACCIPITER LIFE SCIENCES FUND II, LP

                                       By:    Candens Capital, LLC
                                              its general partner

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       ACCIPITER LIFE SCIENCES FUND II (QP),
                                       LP

                                       By:    Candens Capital, LLC
                                              its general partner

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       ACCIPITER LIFE SCIENCES FUND
                                       (OFFSHORE), LTD.

                                       By:    Accipiter Capital Management, LLC
                                              its investment manager

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       ACCIPITER LIFE SCIENCES FUND II
                                       (OFFSHORE), LTD.

                                       By:    Accipiter Capital Management, LLC
                                              its investment manager

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 24 of 44 Pages
----------------------                                    ----------------------

                                       ACCIPITER CAPITAL MANAGEMENT, LLC

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       CANDENS CAPITAL, LLC

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       /s/ Gabe Hoffman
                                       --------------------------------------
                                       GABE HOFFMAN

                                       /s/ Nicole Viglucci
                                       --------------------------------------
                                       NICOLE VIGLUCCI

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 25 of 44 Pages
----------------------                                    ----------------------

                        ACCIPITER LIFE SCIENCES FUND, LP
                           399 Park Avenue, 38th Floor
                            New York, New York 10022

                                                                 August 30, 2006

BY FEDERAL EXPRESS AND FACSIMILE

Rural/Metro Corporation
9221 East Via De Ventura
Scottsdale, Arizona 85258
Attn: Corporate Secretary

          Re:  NOTICE OF NOMINATION FOR ELECTION AS DIRECTORS AT THE 2006 ANNUAL
               MEETING OF STOCKHOLDERS OF RURAL/METRO CORPORATION

Dear Sir or Madam:

     This  letter  shall serve to satisfy the  advance  notice  requirements  of
Article  II,  Section  2.04 of the  Second  Amended  and  Restated  Bylaws  (the
"Bylaws") of Rural/Metro Corporation ("Rural") as to the nomination by Accipiter
Life  Sciences  Fund,  LP,  a  Delaware  limited  partnership  ("Accipiter  Life
Sciences"),  of two (2) nominees for election to the Board of Directors of Rural
(the "Rural Board") at the 2006 annual meeting of  stockholders of Rural, or any other  meeting  of  stockholders  held in lieu  thereof,  and any  adjournments,
postponements,   reschedulings  or  continuations   thereof  (the  "2006  Annual
Meeting").

     This letter, and all Exhibits attached hereto are collectively  referred to as the  "Notice."  Accipiter  Life Sciences is the  beneficial  owner of 519,155 shares of common stock, $.01 par value per share (the "Common Stock"), of Rural,
1,000 shares of which are held of record by Accipiter Life  Sciences.  Accipiter
Life Sciences Fund II, LP, a Delaware limited partnership ("ALSF II"), Accipiter
Life Sciences Fund (Offshore), Ltd., a Cayman Islands company ("ALSF Offshore"),
Accipiter  Life  Sciences Fund II  (Offshore),  Ltd., a Cayman  Islands  company
("ALSF II  Offshore"),  Accipiter  Life  Sciences  Fund II (QP),  LP, a Delaware
limited  partnership  ("ALSF  II QP"),  Accipiter  Capital  Management,  LLC,  a
Delaware limited liability company  ("Management"),  and Candens Capital, LLC, a
Delaware limited liability company ("Candens"), are affiliates of Accipiter Life
Sciences (together with Accipiter Life Sciences,  the "Accipiter  Group").  ALSF
II, ALSF Offshore,  ALSF II Offshore and ALSF II QP are the beneficial owners of
279,571  shares,  525,215  shares,  304,774  shares and 150,950 shares of Common
Stock, respectively.  As the general partner of each of Accipiter Life Sciences,
ALSF II and ALSF II QP,  Candens may be deemed to  beneficially  own the 949,676 shares collectively owned by Accipiter Life Sciences, ALSF II and ALSF II QP. As the investment manager of each of ALSF Offshore and ALSF II Offshore, Management may be deemed to beneficially own the 829,989 shares  collectively owned by ALSF
Offshore and ALSF II Offshore.  Through this  Notice,  Accipiter  Life  Sciences hereby  nominates  and notifies  you of its intent to nominate  Gabe Hoffman and
Nicole Viglucci as nominees (the "Nominees") to be elected to the Rural Board at

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 26 of 44 Pages
----------------------                                    ----------------------

the 2006 Annual Meeting.  Accipiter Life Sciences believes that the terms of two
(2) Class III directors  currently serving on the Rural Board expire at the 2006
Annual  Meeting.  To the extent there are in excess of two (2)  vacancies on the
Rural  Board to be  filled  by  election  at the 2006  Annual  Meeting  or Rural increases the size of the Rural Board above its existing  size,  Accipiter  Life
Sciences reserves the right to nominate additional nominees to be elected to the
Rural Board at the 2006 Annual Meeting.  Additional nominations made pursuant to the preceding  sentence are without  prejudice to the position of Accipiter Life
Sciences  that any attempt to increase the size of the current Rural Board or to reconstitute  or reconfigure  the classes on which the current  directors  serve constitutes an unlawful  manipulation of Rural's  corporate  machinery.  If this
Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective  with respect to any individual  Nominee at the 2006 Annual Meeting, or if any  individual  Nominee  shall be unable to serve  for any  reason,  this
Notice shall continue to be effective  with respect to the remaining  Nominee(s)
and as to any replacement Nominee(s) selected by Accipiter Life Sciences.

     The  information  concerning  Accipiter  Life  Sciences  and  the  Nominees required by Article II, Section 2.04 of the Bylaws is set forth below:

     (i)    NAME, AGE AND BUSINESS AND  RESIDENTIAL  ADDRESS OF THE  STOCKHOLDER
            WHO INTENDS TO MAKE THE  NOMINATION  AND OF THE PERSON OR PERSONS TO
            BE NOMINATED:

            Accipiter Life Sciences Fund, LP
            399 Park Avenue, 38th Floor
            New York, New York 10022

               Nominee                Business Address         Residence Address
               -------                ----------------         -----------------
            Name and Age
            ------------

            Gabe Hoffman             c/o Accipiter Life        211 Madison Avenue,
            (Age 29)                 Sciences Fund, LP         Apt. 16-A
                                     399 Park Avenue, 38th     New York, NY 10016
                                     Floor
                                     New York, New York
                                     10022

            Nicole Viglucci          c/o Accipiter Life        227 East 57th Street,
            (Age 30)                 Sciences Fund, LP         Apt. 12C
                                     399 Park Avenue, 38th     New York, NY 10022
                                     Floor
                                     New York, New York
                                     10022

     (ii)   A REPRESENTATION THAT THE STOCKHOLDER IS A HOLDER OF RECORD OF STOCK
            OF THE  COMPANY  ENTITLED  TO VOTE AT SUCH  MEETING  AND  INTENDS TO
            APPEAR IN PERSON OR BY PROXY AT THE MEETING TO  NOMINATE  THE PERSON
            OR PERSONS SPECIFIED IN THE NOTICE:

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 27 of 44 Pages
----------------------                                    ----------------------

            Accipiter Life Sciences  represents that it is a holder of record of stock  of Rural  entitled  to vote at the 2006  Annual  Meeting  and intends to appear in person or by proxy at the 2006  Annual  Meeting to nominate the persons specified in this Notice.

     (iii)  A DESCRIPTION  OF ALL  ARRANGEMENTS  OR  UNDERSTANDINGS  BETWEEN THE
            STOCKHOLDER AND EACH NOMINEE AND ANY OTHER PERSON OR PERSONS (NAMING
            SUCH  PERSONS  OR  PERSONS)  PURSUANT  TO WHICH  THE  NOMINATION  OR
            NOMINATIONS ARE TO BE MADE BY THE STOCKHOLDER:

            On August 30, 2006, Accipiter Life Sciences, ALSF II, ALSF Offshore,
            ALSF II Offshore, ALSF II QP, Management,  Candens, Gabe Hoffman and
            Nicole  Viglucci  (collectively,  the "Group")  entered into a Joint
            Filing and Solicitation  Agreement in which, among other things, (a)
            the parties  agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the  securities of Rural,
            (b) the parties  agreed to solicit  proxies or written  consents for the election of the Nominees,  or any other  person(s)  nominated by
            Accipiter  Life  Sciences,  to the  Rural  Board at the 2006  Annual
            Meeting (the "Solicitation"), and (c) Accipiter Life Sciences agreed to bear  all  expenses  incurred  in  connection  with  the  Group's activities,  including  approved  expenses  incurred  by  any of the parties  in  connection  with the  Solicitation,  subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit B and  incorporated  herein by  reference  and all references  contained  herein are  qualified  in their  entirety  by reference to such Joint Filing and Solicitation Agreement.

            Other  than  as  stated  above,   there  are  no   arrangements   or
            understandings  between  Accipiter Life Sciences and each Nominee or any  other  person  or  person  pursuant  to which  the  nominations described  herein  are to be made,  other than the  consents  by the
            Nominees  to serve as  directors  of Rural if elected as such at the
            2006 Annual Meeting,  attached hereto as Exhibit C and  incorporated herein by  reference.  Reference  is made to the  Schedule  13D,  as amended,  filed and to be filed  with the  Securities  and  Exchange
            Commission  by the  members of the Group  with  respect to Rural for additional information regarding the members of the Group.

     (iv)   SUCH OTHER  INFORMATION  REGARDING  EACH  NOMINEE  PROPOSED  BY SUCH
            STOCKHOLDER AS WOULD BE REQUIRED TO BE INCLUDED IN A PROXY STATEMENT
            FILED  PURSUANT TO THE PROXY RULES OF THE  SECURITIES  AND  EXCHANGE
            COMMISSION,  HAD THE  NOMINEE  BEEN  NOMINATED,  OR  INTENDED  TO BE
            NOMINATED, BY THE BOARD OF DIRECTORS:

            GABE HOFFMAN  (AGE 29)  currently  serves as the managing  member of
            Accipiter Capital Management,  LLC, a private investment  management firm.  Mr.  Hoffman  has  served in that  capacity  since he founded
            Accipiter  Capital  Management  in  October  2002.  From  April 1999
            through March 2002 he was employed by Welch Capital Partners,  a New

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 28 of 44 Pages
----------------------                                    ----------------------

            York based investment partnership. At Welch Capital Partners, he was co-manager of the Welch Life Sciences Fund from its inception in May
            2000  through  March 2002.  From April 1999  through  May 2000,  Mr.
            Hoffman was the healthcare  analyst at Welch Capital  Partners.  The principal  business address of Mr. Hoffman is c/o Accipiter  Capital
            Management,  LLC, 399 Park Avenue,  38th Floor,  New York,  New York
            10022. By virtue of his positions with Candens and  Management,  Mr.
            Hoffman has the power to vote and dispose of the 1,779,665 shares of
            Common Stock owned by the Accipiter Group. Accordingly,  Mr. Hoffman may be deemed to be the beneficial  owner of the 1,779,665 shares of
            Common Stock owned by the Accipiter Group.

            NICOLE VIGLUCCI (AGE 30) currently serves as a healthcare analyst at
            Accipiter Capital Management,  LLC, a private investment  management firm.  She has served in that capacity  since July 2005.  From April
            2002 to March 2005, she served as an analyst at JL Advisors,  LLC, a private  investment  firm. From May 2000 to April 2002 she served as an associate at The Carlyle Group, a private global  investment firm that  originates,  structures  and acts as lead  equity  investor in
            management-led  buyouts,   strategic  minority  equity  investments,
            equity private placements,  consolidations and buildups,  and growth capital  financings.  The principal business address of Ms. Viglucci is c/o  Accipiter  Capital  Management,  LLC, 399 Park Avenue,  38th
            Floor,  New York, New York 10022. Ms. Viglucci does not beneficially own, and has not  purchased  or sold during the past two years,  any securities of Rural and disclaims beneficial ownership of the shares of Common Stock owned by the Accipiter Group.

            Name                       Beneficial Ownership
            ----                       --------------------

            Accipiter Life Sciences    519,155 shares of Common Stock,
                                       $.01 par value.

            Gabe Hoffman               By virtue of his  positions  with Candens
                                       and Management, Mr. Hoffman has the power
                                       to  vote  and  dispose  of the  1,779,665
                                       shares  of  Common  Stock  owned  by  the
                                       Accipiter Group. Accordingly, Mr. Hoffman
                                       may be deemed to be the beneficial  owner
                                       of the  1,779,665  shares of Common Stock
                                       owned by the Accipiter Group.

            Nicole Viglucci            None

            Other than as stated in (iii) above,  there are no  arrangements  or understandings  between  Accipiter Life Sciences and each Nominee or any  other  person or  persons  pursuant  to which  the  nominations described  herein  are to be made,  other than the  consents  by the
            Nominees to be named as a nominee in this  Notice,  to be named as a nominee in any proxy  statement  filed by Accipiter Life Sciences in

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 29 of 44 Pages
----------------------                                    ----------------------

            connection with the solicitation of Rural  stockholders and to serve as a director of Rural,  if so elected.  Such  consents are attached hereto as Exhibit C.

            For  information  regarding  purchases and sales during the past two years by Accipiter  Life Sciences of securities of Rural that may be deemed to be  beneficially  owned by Mr.  Hoffman,  see  Exhibit  A.
            Neither  Mr.  Hoffman nor Ms.  Viglucci  has  purchased  or sold any securities of Rural during the past two years.

            Except as set forth in this Notice  (including the Exhibits hereto),
            (i) during the past 10 years,  no Nominee  has been  convicted  in a
            criminal   proceeding   (excluding  traffic  violations  or  similar
            misdemeanors);  (ii) no Nominee directly or indirectly  beneficially owns any  securities of Rural;  (iii) no Nominee owns any securities of Rural  which are owned of record  but not  beneficially;  (iv) no
            Nominee has  purchased  or sold any  securities  of Rural during the past two years; (v) no part of the purchase price or market value of the securities of Rural owned by any Nominee is represented by funds borrowed  or  otherwise  obtained  for the purpose of  acquiring  or holding such securities; (vi) no Nominee is, or within the past year was, a party to any contract,  arrangements or  understandings  with any person with respect to any securities of Rural,  including,  but not limited to, joint ventures, loan or option arrangements, puts or calls,  guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Nominee owns beneficially,  directly or indirectly, any  securities  of Rural;  (viii)  no  Nominee  owns  beneficially, directly or  indirectly,  any securities of any parent or subsidiary of Rural;  (ix) no Nominee or any of his  associates  was a party to any  transaction,  or  series  of  similar  transactions,  since the beginning  of  Rural's  last  fiscal  year,  or is a  party  to  any currently proposed  transaction,  or series of similar transactions, to which Rural or any of its  subsidiaries  was or is to be a party, in which the amount involved exceeds $60,000;  (x) no Nominee or any of his associates  has any  arrangement  or  understanding  with any person  with  respect  to any  future  employment  by  Rural  or its affiliates,  or with  respect  to any future  transactions  to which
            Rural or any of its affiliates  will or may be a party;  and (xi) no
            Nominee  has  a  substantial   interest,   direct  or  indirect,  by
            securities holdings or otherwise in any matter to be acted on at the
            2006 Annual Meeting.

     (v)    THE  WRITTEN  CONSENT OF EACH  NOMINEE TO SERVE AS A DIRECTOR OF THE
            COMPANY IF SO ELECTED.

            Each of the Nominees has  consented to be named as a nominee in this
            Notice,  to be named as a nominee  in any proxy  statement  filed by
            Accipiter Life Sciences in connection with the  Solicitation  and to serve as a director  of Rural,  if so  elected.  Such  consents  are attached hereto as Exhibit C.

     Please  address any  correspondence  to Accipiter  Life Sciences  Fund, LP,
Attention:  Gabe Hoffman,  telephone  (212)  705-8700,  facsimile (212) 705-8750
(with a copy to our counsel,  Olshan  Grundman  Frome  Rosenzweig & Wolosky LLP,
Park Avenue Tower,  65 East 55th Street,  New York,  New York 10022,  Attention:

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 30 of 44 Pages
----------------------                                    ----------------------

Steven Wolosky, Esq., telephone (212) 451-2333,  facsimile (212) 451-2222).  The giving of this Notice is not an  admission  that any  purported  procedures  for notice  concerning  the  nomination  of  directors to the Rural Board are legal, valid or binding, and Accipiter reserves the right to challenge their validity.

                                Very truly yours,

                                ACCIPITER LIFE SCIENCES FUND, LP

                                By: Candens Capital, LLC
                                its general partner

                                /s/ Gabe Hoffman
                                ------------------------------------------------
                                By: Gabe Hoffman, Managing Member

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 31 of 44 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                       TRANSACTIONS IN SECURITIES OF RURAL
                            DURING THE PAST TWO YEARS

              ALL PURCHASES AND SALES WERE MADE IN THE OPEN MARKET.

     Class               Quantity            Price Per          Date of
  of Security        Purchased/(Sold)         Unit ($)        Purchase/Sale
  -----------        ----------------         --------        -------------

  I. ACCIPITER LIFE SCIENCES FUND, LP
--------------------------------------------------------------------------------
Common Stock              41,585               7.6086           08/24/2006
Common Stock                 588               7.5061           08/24/2006
Common Stock                 827               7.4561           08/24/2006
Common Stock               9,942               7.3496           08/23/2006
Common Stock               1,039               7.2973           08/23/2006
Common Stock               5,080               7.3100           08/22/2006
Common Stock               2,475               7.3095           08/22/2006
Common Stock                 242               7.3000           08/22/2006
Common Stock               1,427               7.3327           08/22/2006
Common Stock                 347               7.1117           08/21/2006
Common Stock               7,341               7.2273           08/21/2006
Common Stock               3,689               7.2030           08/21/2006
Common Stock                 144               7.2000           08/18/2006
Common Stock               5,667               7.3202           08/18/2006
Common Stock                 946               7.2700           08/18/2006
Common Stock               4,810               7.2682           08/18/2006
Common Stock              28,981               6.7700           05/16/2006
Common Stock                 734               7.1223           05/10/2006
Common Stock              18,963               7.1891           05/10/2006
Common Stock              27,266               7.7800           04/07/2006
Common Stock               1,826               7.9203           04/06/2006
Common Stock               4,654               7.9747           04/05/2006
Common Stock               5,013               7.9675           04/04/2006
Common Stock               2,256               8.0300           04/03/2006
Common Stock             (13,186)              8.6200           03/01/2006

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 32 of 44 Pages
----------------------                                    ----------------------

     Class               Quantity            Price Per          Date of
  of Security        Purchased/(Sold)         Unit ($)        Purchase/Sale
  -----------        ----------------         --------        -------------

Common Stock               3,400               8.5543           12/21/2005
Common Stock              75,181               8.6300           11/30/2005
Common Stock               5,640               8.5966           11/25/2005
Common Stock              33,840               8.5696           11/22/2005
Common Stock              11,280               8.7472           11/21/2005
Common Stock               4,588               8.9723           11/10/2005
Common Stock               1,748               9.5500           09/13/2005
Common Stock               6,937               9.8447           09/12/2005
Common Stock               6,542               9.7111           09/09/2005
Common Stock              38,352               9.7801           09/09/2005
Common Stock                 508               9.9500           09/01/2005
Common Stock               5,132               9.9828           08/31/2005
Common Stock               1,227               9.9600           08/31/2005
Common Stock               3,102               9.7042           08/30/2005
Common Stock               1,748               9.7250           08/30/2005
Common Stock                 395               9.4533           08/29/2005
Common Stock                 677               9.5375           08/29/2005
Common Stock               7,219               9.4314           08/26/2005
Common Stock                 790               9.3250           08/26/2005
Common Stock              38,352               9.5403           08/26/2005
Common Stock                 846               9.4020           08/25/2005
Common Stock               5,696               9.3364           08/25/2005
Common Stock             112,800               8.8800           08/19/2005
Common Stock               4,700               8.8300           08/19/2005
Common Stock               6,000               8.7043           08/18/2005
Common Stock              12,000               8.6463           08/17/2005
Common Stock              (2,800)              8.3796           08/16/2005
Common Stock               5,000               8.4311           08/12/2005
Common Stock               5,702               8.3467           08/11/2005
Common Stock               1,805               8.3769           08/10/2005

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 33 of 44 Pages
----------------------                                    ----------------------

     Class               Quantity            Price Per          Date of
  of Security        Purchased/(Sold)         Unit ($)        Purchase/Sale
  -----------        ----------------         --------        -------------

Common Stock              17,935               8.3697           08/09/2005
Common Stock              33,084               8.3924           08/08/2005
Common Stock              26,816               8.3003           08/05/2005
Common Stock              28,224               8.4226           08/04/2005
Common Stock              14,683               8.2986           08/03/2005
Common Stock               5,190               8.0725           08/02/2005
Common Stock               5,015               7.9879           08/02/2005
Common Stock               5,639               8.0800           08/01/2005
Common Stock               2,425               7.9895           08/01/2005
Common Stock               1,749               7.9203           07/29/2005
Common Stock               1,072               7.7550           07/29/2005
Common Stock               4,343               7.8530           07/29/2005
Common Stock               1,861               7.6688           07/28/2005
Common Stock              20,868               7.5300           07/27/2005

II. AFFILIATES OF ACCIPITER LIFE SCIENCES FUND, LP

ACCIPITER LIFE SCIENCES FUND II, LP
Common Stock              12,309               7.5286           08/24/2006
Common Stock                 527               7.4661           08/24/2006
Common Stock                 245               7.3761           08/24/2006
Common Stock              37,712               6.6900           05/16/2006
Common Stock               7,152               7.0423           05/10/2006
Common Stock              38,758               7.1091           05/10/2006
Common Stock              80,666               7.7000           04/07/2006
Common Stock               2,365               7.8403           04/06/2006
Common Stock               5,725               7.8947           04/05/2006
Common Stock               7,014               7.8875           04/04/2006
Common Stock               1,271               7.9900           04/03/2006
Common Stock                 604               7.8476           03/31/2006

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 34 of 44 Pages
----------------------                                    ----------------------

     Class               Quantity            Price Per          Date of
  of Security        Purchased/(Sold)         Unit ($)        Purchase/Sale
  -----------        ----------------         --------        -------------

Common Stock              24,814               8.6200           03/01/2006
Common Stock               2,600               8.5143           12/21/2005

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
Common Stock              41,952               7.5286           08/24/2006
Common Stock                 595               7.4661           08/24/2006
Common Stock                 835               7.3761           08/24/2006
Common Stock              10,058               7.2696           08/23/2006
Common Stock               1,052               7.2773           08/23/2006
Common Stock               5,140               7.2300           08/22/2006
Common Stock               2,623               7.2295           08/22/2006
Common Stock                 256               7.2800           08/22/2006
Common Stock               1,573               7.2527           08/22/2006
Common Stock                 352               7.0917           08/21/2006
Common Stock               6,819               7.1473           08/21/2006
Common Stock               3,731               7.1230           08/21/2006
Common Stock                 146               7.1800           08/18/2006
Common Stock               5,733               7.2264           08/18/2006
Common Stock                 954               7.1900           08/18/2006
Common Stock               4,866               7.1882           08/18/2006
Common Stock              29,919               6.6900           05/16/2006
Common Stock               5,266               7.0423           05/10/2006
Common Stock              14,037               7.1091           05/10/2006
Common Stock              25,944               7.7000           04/07/2006
Common Stock               1,754               7.8403           04/06/2006
Common Stock               4,487               7.8947           04/05/2006
Common Stock               4,772               7.8875           04/04/2006
Common Stock               6,900               7.8476           03/31/2006
Common Stock             (12,334)              8.6200           03/31/2006
Common Stock               2,700               8.5143           12/21/2005

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 35 of 44 Pages
----------------------                                    ----------------------

     Class               Quantity            Price Per          Date of
  of Security        Purchased/(Sold)         Unit ($)        Purchase/Sale
  -----------        ----------------         --------        -------------

Common Stock              58,119               8.5500           11/30/2005
Common Stock               4,360               8.5166           11/25/2005
Common Stock              26,160               8.4996           11/22/2005
Common Stock               8,720               8.6672           11/21/2005
Common Stock               3,546               8.8923           11/10/2005
Common Stock               1,352               9.4500           09/13/2005
Common Stock               5,363               9.7647           09/12/2005
Common Stock               5,058               9.6711           09/09/2005
Common Stock              29,648               9.7001           09/09/2005
Common Stock                 392               9.9100           09/01/2005
Common Stock               3,968               9.8828           08/31/2005
Common Stock                 948               9.8800           08/31/2005
Common Stock               2,398               9.6642           08/30/2005
Common Stock               1,352               9.7000           08/30/2005
Common Stock                 305               9.3933           08/29/2005
Common Stock                 523               9.4775           08/29/2005
Common Stock               5,581               9.3914           08/26/2005
Common Stock                 610               9.3000           08/26/2005
Common Stock              29,648               9.4803           08/26/2005
Common Stock                 654               9.3620           08/25/2005
Common Stock               4,404               9.2364           08/25/2005
Common Stock              87,200               8.8000           08/19/2005
Common Stock               3,545               8.7500           08/19/2005
Common Stock               4,685               8.6243           08/18/2005
Common Stock               9,350               8.5663           08/17/2005
Common Stock              (2,200)              8.3796           08/16/2005
Common Stock               3,830               8.3511           08/12/2005
Common Stock               4,408               8.2667           08/11/2005
Common Stock               1,395               8.2969           08/10/2005
Common Stock              13,839               8.2897           08/09/2005

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 36 of 44 Pages
----------------------                                    ----------------------

     Class               Quantity            Price Per          Date of
  of Security        Purchased/(Sold)         Unit ($)        Purchase/Sale
  -----------        ----------------         --------        -------------

Common Stock              25,582               8.3124           08/08/2005
Common Stock              20,729               8.2203           08/05/2005
Common Stock              21,824               8.3426           08/04/2005
Common Stock              11,362               8.2186           08/03/2005
Common Stock               4,010               7.9925           08/02/2005
Common Stock               3,876               7.9479           08/02/2005
Common Stock               4,361               8.0000           08/01/2005
Common Stock               1,875               7.9495           08/01/2005
Common Stock               1,351               7.8403           07/29/2005
Common Stock                 828               7.7150           07/29/2005
Common Stock               3,357               7.8130           07/29/2005
Common Stock               1,439               7.5888           07/28/2005
Common Stock              16,132               7.4500           07/27/2005

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
Common Stock              13,106               7.6086           08/24/2006
Common Stock                 576               7.5061           08/24/2006
Common Stock                 261               7.4561           08/24/2006
Common Stock               6,454               7.2746           06/01/2006
Common Stock               7,875               7.2567           05/31/2006
Common Stock              25,387               6.7700           05/16/2006
Common Stock               4,718               7.1223           05/10/2006
Common Stock              26,082               7.1891           05/10/2006
Common Stock               3,383               7.6790           05/03/2006
Common Stock              47,854               7.7800           04/07/2006
Common Stock               1,403               7.9203           04/06/2006
Common Stock               3,383               7.9747           04/05/2006
Common Stock               4,162               7.9675           04/04/2006
Common Stock               6,773               8.0300           04/03/2006
Common Stock               4,596               7.8876           03/31/2006

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 37 of 44 Pages
----------------------                                    ----------------------

     Class               Quantity            Price Per          Date of
  of Security        Purchased/(Sold)         Unit ($)        Purchase/Sale
  -----------        ----------------         --------        -------------

Common Stock                   8               8.6200           03/01/2006

ACCIPITER LIFE SCIENCES FUND II (QP), LP
Common Stock               6,656               7.5286           08/24/2006
Common Stock                 285               7.4661           08/24/2006
Common Stock                 132               7.3761           08/24/2006
Common Stock               1,746               7.1946           06/01/2006
Common Stock               2,125               7.1767           05/31/2006
Common Stock              11,901               6.6900           05/16/2006
Common Stock               2,130               7.0423           05/10/2006
Common Stock              12,160               7.1091           05/10/2006
Common Stock               1,629               7.5990           05/03/2006
Common Stock              22,270               7.7000           04/07/2006
Common Stock                 652               7.8403           04/06/2006
Common Stock               1,575               7.8947           04/05/2006
Common Stock               1,939               7.8875           04/04/2006
Common Stock                 698               8.6200           03/01/2006

III.  NOMINEES

                                  GABE HOFFMAN

                                      NONE

                                 NICOLE VIGLUCCI

                                      NONE

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 38 of 44 Pages
----------------------                                    ----------------------

                                    EXHIBIT B

                     JOINT FILING AND SOLICITATION AGREEMENT

     WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Rural/Metro Corporation, a Delaware corporation ("Rural");

     WHEREAS,  Accipiter Life Sciences Fund, LP, a Delaware limited  partnership
("Accipiter  Life  Sciences"),  Accipiter  Life Sciences Fund II, LP, a Delaware
limited partnership ("ALSF II"), Accipiter Life Sciences Fund (Offshore),  Ltd.,
a Cayman  Islands  company  ("ALSF  Offshore"),  Accipiter Life Sciences Fund II
(Offshore), Ltd., a Cayman Islands company ("ALSF II Offshore"),  Accipiter Life
Sciences  Fund II (QP),  LP, a  Delaware  limited  partnership  ("ALSF  II QP"),
Accipiter  Capital  Management,   LLC,  a  Delaware  limited  liability  company
("Management"),  Candens  Capital,  LLC, a Delaware  limited  liability  company
("Candens"),  Gabe  Hoffman  and  Nicole  Viglucci  wish to form a group for the purpose of seeking representation on the Board of Directors of Rural;

     WHEREAS,  Accipiter  Life  Sciences  intends to nominate  Gabe  Hoffman and
Nicole  Viglucci as nominees to be elected to the Board of Directors of Rural at the 2006  annual  meeting  of  stockholders  of Rural,  or any other  meeting of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting").

     NOW, IT IS AGREED, this 30th day of August 2006 by the parties hereto:

          1. In  accordance  with Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange Act of 1934, as amended,  each of the  undersigned  (collectively,  the
"Group")  agrees to the joint filing on behalf of each of them of  statements on
Schedule 13D with respect to the  securities of Rural.  Each member of the Group shall be responsible for the accuracy and completeness of his/her own disclosure therein.

          2. So long as this  agreement  is in effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their  purchases or sales of  securities  of Rural;  or
(ii) any  securities  of Rural over which they acquire or dispose of  beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

          3.  Each of the  undersigned  agrees to  solicit  proxies  or  written consents  for the  election of Gabe  Hoffman and Nicole  Viglucci,  or any other person(s)  nominated by Accipiter  Life  Sciences,  to the Board of Directors of
Rural at the Annual Meeting.

          4.  Accipiter  Life Sciences  agrees to bear all expenses  incurred in connection with the Group's  activities,  including  expenses incurred by any of the parties in a solicitation  of proxies or written  consents by the members of the Group in connection with the Annual Meeting.  Notwithstanding the foregoing,
Accipiter  Life  Sciences  shall not be required to reimburse  any party for (i)
out-of-pocket  expenses  incurred by a party in the  aggregate in excess of $250 without Accipiter Life Sciences' prior written  approval;  (ii) the value of the time of any party;  (iii) legal fees incurred  without  Accipiter Life Sciences'
prior  written  approval;  or (iv) the costs of any counsel,  other than Olshan, employed  in  connection  with any  pending  or  threatened  litigation  without
Accipiter Life Sciences' prior written approval.

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 39 of 44 Pages
----------------------                                    ----------------------

          5. The relationship of the parties hereto shall be limited to carrying on the  business of the Group in  accordance  with the terms of this  Agreement.
Such  relationship  shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of Rural, as he/she deems appropriate, in his/her sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

          6. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

          7. In the event of any dispute  arising out of the  provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

          8. Any party hereto may  terminate his or her  obligations  under this agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

          9. Each party  acknowledges  that Olshan shall act as counsel for both the Group and Accipiter Life Sciences.

                            [Signature page follows]

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 40 of 44 Pages
----------------------                                    ----------------------

     IN WITNESS WHEREOF, the parties hereto caused this Agreement to be executed as of the day and year first above written.

                                       ACCIPITER LIFE SCIENCES FUND, LP

                                       By:    Candens Capital, LLC
                                              its general partner

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       ACCIPITER LIFE SCIENCES FUND II, LP

                                       By:    Candens Capital, LLC
                                              its general partner

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       ACCIPITER LIFE SCIENCES FUND II (QP),
                                       LP

                                       By:    Candens Capital, LLC
                                              its general partner

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       ACCIPITER LIFE SCIENCES FUND
                                       (OFFSHORE), LTD.

                                       By:    Accipiter Capital Management, LLC
                                              its investment manager

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       ACCIPITER LIFE SCIENCES FUND II
                                       (OFFSHORE), LTD.

                                       By:    Accipiter Capital Management, LLC
                                              its investment manager

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 41 of 44 Pages
----------------------                                    ----------------------

                                       ACCIPITER CAPITAL MANAGEMENT, LLC

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       CANDENS CAPITAL, LLC

                                       By:    /s/ Gabe Hoffman
                                              -------------------------------
                                              Gabe Hoffman, Managing Member

                                       /s/ Gabe Hoffman
                                       --------------------------------------
                                       GABE HOFFMAN

                                       /s/ Nicole Viglucci
                                       --------------------------------------
                                       NICOLE VIGLUCCI

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 42 of 44 Pages
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                                    EXHIBIT C

                                NOMINEE CONSENTS

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CUSIP No. 781748108                   13D                    Page 43 of 44 Pages
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                                  GABE HOFFMAN
                      C/O ACCIPITER LIFE SCIENCES FUND, LP
                           399 PARK AVENUE, 38TH FLOOR
                            NEW YORK, NEW YORK 10022

                                                                 August 30, 2006

Rural/Metro Corporation
9221 East Via De Ventura
Scottsdale, Arizona  85258
Attn: Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice  provided by Accipiter  Life  Sciences  Fund,  LP of its intention to nominate the  undersigned as a director of Rural/Metro  Corporation
("Rural") at the 2006 annual  meeting of  stockholders,  or any other meeting of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting"),  (ii) being named as a nominee in any proxy statement filed by Accipiter Life Sciences Fund, LP in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting,  and (iii) serving as a director of Rural if elected at the Annual Meeting.

                                Very truly yours,

                                /s/ Gabe Hoffman
                                Gabe Hoffman

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CUSIP No. 781748108                   13D                    Page 44 of 44 Pages
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                                 NICOLE VIGLUCCI
                      C/O ACCIPITER CAPITAL MANAGEMENT, LLC
                           399 PARK AVENUE, 38TH FLOOR
                            NEW YORK, NEW YORK 10022

                                                                 August 30, 2006

Rural/Metro Corporation
9221 East Via De Ventura
Scottsdale, Arizona  85258
Attn: Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice  provided by Accipiter  Life  Sciences  Fund,  LP of its intention  to nominate the  undersigned  as a director  Rural/Metro  Corporation
("Rural") at the 2006 annual  meeting of  stockholders,  or any other meeting of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting"),  (ii) being named as a nominee in any proxy statement filed by Accipiter Life Sciences Fund, LP in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting,  and (iii) serving as a director of Rural if elected at the Annual Meeting.

                                Very truly yours,

                                /s/ Nicole Viglucci
                                Nicole Viglucci